 Exhibit 99.2

Vicinity Motor Corp. Announces One Year Extension of Maturity Date on

CAD$10 Million Debenture

Extension Provides Capital Structure Optionality, Supporting Near-Term Liquidity Goals

VANCOUVER, BC – June 9, 2022 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced it has extended the maturity date of its 8% unsecured debenture in the principal amount of CAD$10,300,000 by one year to a new maturity date of October 4, 2023.

In consideration of extending the Maturity Date under the debentures with all other terms of the debt otherwise remaining the same, Vicinity has agreed, subject to receipt of TSX Venture Exchange approval, to issue to the Lender, an aggregate of 1,000,000 share purchase warrants (the “New Warrants”) exercisable until October 4, 2023 at an exercise price of $2.25 per common share. The New Warrants will bear a four month and one day restricted period from the date of issuance. The warrant certificate for 412,000 warrants dated October 4, 2021 will be cancelled upon issuance of the New Warrants.

“We are pleased to have extended the maturity date on our 8% unsecured debentures, providing us with additional capital structure optionality as we execute upon our significant order backlog, which currently stands at over $90 million,” said William Trainer, Founder and CEO of Vicinity Motor Corp.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.